State of Delaware
Secretary of State
Division of Corporations
Delivered 12:41 PM 06/15/2010
FILED 12:41 PM 06/15/2010
SRV 100657598 - 3974348 FILE

CERTIFICATE OF AMENDMENT
TO THE AMENDED CERTIFICATE OF INCORPORATION
OF
SAJAN, INC.

Sajan, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

FIRST: The name of the corporation is Sajan, Inc.

SECOND: At a meeting of the Board of Directors of Sajan, Inc., resolutions were duly adopted declaring the advisability of an amendment to the Amended Certificate of Incorporation, as follows, and providing that:

Article 4.A. of the Amended Certificate of Incorporation of Sajan, Inc. shall be hereby amended and restated in its entirety to read as follows:

"ARTICLE 4.
Capital Stock

A. The total number of shares of stock of all classes which the Corporation shall have authority to issue is Forty-Five Million (45,000,000), consisting of Thirty-Five Million (35,000,000) shares of common stock, $0.01 per share par value, and Ten Million (10,000,000) shares of preferred stock, $0.01 per share par value."

THIRD: That thereafter, pursuant to resolution of its Board of Directors, a meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

FOURTH: The amendment to the Amended Certificate of Incorporation effected by this Certificate was duly authorized by the Board of Directors and the stockholders of the Corporation in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Sajan, Inc. has caused this Certificate of Amendment to be signed by its Secretary as of the 15th day of June, 2010.

By: ______________________
Douglas M. Ramler, Secretary

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